

August 6, 2015

Via E-mail
John P. Durie
Executive Vice President and Chief Financial Officer
Green Bancorp, Inc.
4000 Greenbriar
Houston, TX 77098

      Re: **Green Bancorp, Inc.**
             Amendment No. 1 to Registration Statement on Form S-4
             Filed August 3, 2015
             File No. 333-205495

Dear Mr. Durie:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 30

1.   We acknowledge your response to comment 6. You stated in your response that you had not completed the fair value of the loans to be acquired in the merger and that as a result, there could be different adjustments to the carrying value of loans acquired after the merger is completed. Please disclose that you have completed a review of approximately 70% of the Patriot loan portfolio and that the loan due diligence focused on a preliminary risk rating determination, estimated loss expectations on loans preliminarily determined to be potentially deemed purchased credit impaired ("PCI") on the acquisition date, and a preliminary estimate of potential inherent losses in the non-PCI loan portfolio as you indicated in response to our comment.

2.   Please disclose how you determined the preliminary risk rating, the estimated loss expectations on loans preliminary determined to be potentially deemed purchase credit impaired and the preliminary estimate of potential inherent losses in the non-PCI loan portfolio. Please also disclose any relevant assumptions involved in this process and for the 30% of the loan portfolio for which you have not completed due diligence.

3.   We acknowledge your response to comment 7. Please disclose the accretion of the loan discount from the interest rate fair value adjustment of the loan portfolio and the estimated average life of the loan discount accretion.

4.   We acknowledge your response to comment 7. Please disclose the amortization of the deposits premium from the interest rate fair value adjustment of the certificates of deposits and other time deposits and the estimated average life of the deposit premium amortization.

5.   Please update the proforma adjustment to the provision for income taxes and your deferred income taxes for the impact of all of your proforma adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Sven G. Mickisch, Esq.